FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of  June 2014

Commission File Number:  001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                 No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

Transparency Directive
Voting Rights and Capital

The following notification is made in accordance with the UK Financial Conduct Authority's Disclosure and Transparency Rule 5.6.1. On 31 May 2014 the issued share capital of AstraZeneca PLC with voting rights is 1,262,502,850 ordinary shares of US$0.25. No shares are held in Treasury. Therefore, the total number of voting rights in AstraZeneca PLC is 1,262,502,850.

The above figure for the total number of voting rights may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, AstraZeneca PLC under the UK Financial Conduct Authority's Disclosure and Transparency Rules.

A C N Kemp
Company Secretary

2 June 2014

-ENDS-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 02 June 2014	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary